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                             April 25, 2023

       Juan Sottil
       Chief Financial Officer
       Vesta Real Estate Corporation, S.A.B. de C.V.
       Paseo de Tamarindos No. 90, Torre II, Piso 28, Col.
       Bosques de las Lomas
       Cuajimalpa, C.P. 05210
       Mexico City
       United Mexican States

                                                        Re: Vesta Real Estate
Corporation, S.A.B. de C.V.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 28,
2023
                                                            CIK No. 0001969373

       Dear Juan Sottil:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted March 28, 2023

       Summary
       Overview, page 1

   1. Please disclose that you are a holding company with no significant assets other than the shares of your
subsidiaries.
   2. Please elaborate on your basis for the statement that you are a "leading" Mexican real estate company on this
page and on page 73.
 Juan Sottil
FirstName
Vesta Real LastNameJuan   SottilS.A.B. de C.V.
            Estate Corporation,
Comapany
April       NameVesta Real Estate Corporation, S.A.B. de C.V.
       25, 2023
April 225, 2023 Page 2
Page
FirstName LastName
Summary
Best-in-class development platform allows Vesta to accelerate earnings and portfolio growth via owned land bank, page 8

3. We note the statement about your "best-in-class" development platform. Please revise to provide support for this statement here and throughout the registration statement about being "best-in-class."
Non-IFRS Financial Measures And Other Measures And Reconciliations Reconciliation of NAV and NAV per share, page 26

4. We note your disclosure indicating fair value assessment is subjective and your NAV calculation includes the financial results and investments related to your business that you believe is important in calculating your NAV. Please tell us and expand your disclosures to elaborate and describe what your NAV calculation represents and why you believe your
         NAV definition is an accurate depiction of your fair value. As a part of your response, please explain why each of the items adjusted from total stockholders' equity to arrive at
         NAV should not factor into your fair value assessment and determination of NAV.
5. We note that for NAV calculation purposes, you have utilized the carrying value of your long-term debt from your IFRS financial statements. We also note that you have disclosed the fair value of the long-term debt within your footnote disclosures on page F-
         46. Given that NAV is a reflection of the estimated fair value of your business, please clarify to us and consider expanding your disclosure to explain your choice to utilize the carrying value versus fair value of long term debt for NAV calculation purposes.
Risk Factors
Our significant indebtedness may affect our cash flows and expose our properties to the risk of foreclosure., page 36

6. Please expand your disclosure to describe the impacts to your business, financial condition, results of operations and the market price of your ADSs if you fail to service your indebtedness and foreclose on the properties securing your obligations.
7. We note that you manage your exposure to interest rate risk with interest rate hedge contracts. Please disclose the percentage of your total debt that is not hedged with such contracts.
Risk Factors
We or our third-party providers may fail to maintain, obtain or renew or may experience material delays . . ., page 39

8.       We note that untimely compliance or non-compliance with applicable laws and
         regulations could result in the imposition of civil, regulatory and criminal penalties that could adversely affect the continued operation of your businesses. Please advise us whether you have been subjected to civil, regulatory and criminal penalties due
 Juan Sottil
FirstName
Vesta Real LastNameJuan   SottilS.A.B. de C.V.
            Estate Corporation,
Comapany
April       NameVesta Real Estate Corporation, S.A.B. de C.V.
       25, 2023
April 325, 2023 Page 3
Page
FirstName LastName
         to untimely compliance or non-compliance with applicable laws and regulations.
Risk Factors
Our real estate assets may be subject to expropriation and dispossession by the Mexican government . . ., page 41

9. We note your disclosure that you may be dispossessed of your properties by the Mexican government, declared by a judicial authority, without any consideration or compensation, if your tenants engage in certain criminal activities within your properties. Please expand your disclosure to describe the impacts to your business, financial condition, results of operations and prospects or the market price of your ADSs, in the event that your properties are dispossessed by the Mexican government.
Risk Factors
We have identified material weaknesses in our internal controls., page 46

10. We note that following the identification of the material weakness, you have taken and plan to continue to take remedial measures. Please expand your disclosure to briefly describe the remedial measures that have been implemented and those that will be implemented in the future.
Risk Factors
You may not be able to sell your ADSs at the time or the price you desire because an active or liquid market may not develop., page 54

11. Please expand your disclosure to address how the lack of a market may impact your continued listing.
Risk Factors
It may be difficult to enforce civil liabilities against us or our directors and executive officers., page 56

12. Please expand your disclosure to discuss the additional limitations on investors being able to enforce civil liabilities in Mexico, including lack of reciprocity and treaties, cost, and time. Additionally, please supplement "Service of Process and Enforceability of Civil
         Liabilities" section on page 201 by incorporating the information from this section.
Use of Proceeds, page 61

13. Please disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. Refer to Item 3.C.1 of Form 20-F.
The Mexican Securities Market
Registration and Listing Standards, page 68

14. We note that an issuer's failure to comply with BMV's minimum requirements for issuers
 Juan Sottil
FirstName
Vesta Real LastNameJuan   SottilS.A.B. de C.V.
            Estate Corporation,
Comapany
April       NameVesta Real Estate Corporation, S.A.B. de C.V.
       25, 2023
April 425, 2023 Page 4
Page
FirstName LastName
         may lead to the cancellation of the registration of the shares by CNBV. We further note that the majority shareholder or any controlling group must then carry out a tender offer to acquire 100% of the outstanding shares of the issuer in accordance with the tender offer rules. Please disclose the impacts to the investors and the prices of the common shares and
         ADS under such a circumstance, on this page and on page 167.
The Mexican Securities Market
Suspension of Trading, page 70

15. Please disclose the impacts to the investors and to the prices of the common shares and
         ADS if the trading of the issuer's shares is suspended by the CNBV or the BMV.
Management's Discussion And Analysis Of Financial Condition And Results Of Operations
Critical Accounting Estimates
Valuation Of Investment Property, page 77

16. We note that you utilize an external appraiser in order to determine the fair value for all of your investment properties. Please tell us and expand your disclosures to discuss the procedures you perform to validate the fair value valuations. In addition, please clarify whether you make any adjustments to valuations provided by such external appraisers.
          To the extent you make adjustments, please also expand upon how you adjust such valuations and why adjustments were made.
Industry and Regulatory Overview
Employees, page 139

17. We note that as of December 31, 2022, you had a total of 87 employees. Please expand your disclosure to provide either the number of employees at the end of the period or the average for the period for each of the past three financial years (and changes in such numbers, if material) and, if possible, a breakdown of persons employed by main category of activity and geographic location. Refer to Item 6.D of Form 20-F. Management, page 140

18. We note that all of your directors were appointed for one-year terms at the general
         ordinary shareholders    meeting held on March 24, 2022. We further
note that you called
         your shareholders for a general ordinary and extraordinary meeting to be held on March
         30, 2023. Please update your management disclosure if new directors were elected on
         March 30, 2023.
Related Party Transactions
Principal Related Party Transactions, page 159

19. We note that you engage in a number of transactions with companies that are owned or controlled, directly or indirectly, by you and occasionally with some of your shareholders in the ordinary course of your business. Please expand your disclosure to provide related
 Juan Sottil
FirstName
Vesta Real LastNameJuan   SottilS.A.B. de C.V.
            Estate Corporation,
Comapany
April       NameVesta Real Estate Corporation, S.A.B. de C.V.
       25, 2023
April 525, 2023 Page 5
Page
FirstName LastName
         party transactions, since the beginning of the company   s preceding
three financial years
         up to the date of the registration statement, between the company and
(a) enterprises that
         directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such
individual   s
         family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such
         individuals    families; and (e) enterprises in which a substantial
interest in the voting
         power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. Also provide any additional information required by Item 7.B and Item 7.C of Form 20-F. Description of Capital Stock and Bylaws
Dividends, page 165

20. Please describe any procedures for nonresident holders to claim dividends. Also, identify the financial organizations which will be the paying agents of the company. Please refer to Item 10.F of Form 20-F.
Description of Capital Stock and Bylaws
Exclusive Jurisdiction, page 167

21.      We note that your bylaws provide that any legal actions between you and your
         shareholders, or between shareholders in connection with matters related to you, must be brought in competent courts sitting in Mexico City. Please revise your disclosure to state whether the exclusive jurisdiction provision applies to disputes between you and the holders of ADS. Furthermore, please clarity whether the exclusive jurisdiction provision applies to claims under the Securities Act of 1933. Your disclosure should include a statement that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, provide clear risk factor disclosure regarding the potential risks to investors including, for example, increased costs to bring a claim and the possibility that such provisions may discourage the filing of
         claims or limit investors    ability to bring a claim in a judicial
forum that they find
         favorable. You should also address whether there is any question as to whether a court would enforce the exclusive jurisdiction provision.
Description of American Depositary Shares
Rights to purchase additional common shares, page 172

22. Regarding the pre-emptive purchase rights, please disclose the procedure for the exercise of any right of pre-emption and the negotiability of subscription rights. Refer to Item
         2.B.4 of Item 20-F.
 Juan Sottil
Vesta Real Estate Corporation, S.A.B. de C.V.
April 25, 2023
Page 6
Description of American Depositary Shares
Voting Rights: How Do You Vote, page 173

23. We note your statement that except by instructing the depositary, an investor in ADSs will not be able to exercise voting rights unless the investor surrenders its ADSs and
      withdraws the common shares. You proceed to indicate,    [h]owever, you
[the
      ADS holder] may not know about the meeting enough in advance to withdraw the
      common shares.    Please expand this discussion to describe the
circumstances in which
      ADS holders can find the notice of meeting.
Description of American Depositary Shares
Jury Trial Waiver, page 178

24. We note your disclosure that indicates that the deposit agreement provides that
      ADS holders waive the right to a jury trial, including any claim under the U.S. federal securities laws. Please include a risk factor to contemplate the risks associated with jury trial waiver and other impacts on shareholders, which may include increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit
      shareholders    ability to bring a claim in a judicial forum that they
find favorable.
Financial Statements, page F-1

25. Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.4 of Form 20-F pursuant to the requirements outlined within Item 4 of Form F-1.

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameJuan Sottil
                                                       Division of Corporation
Finance
Comapany NameVesta Real Estate Corporation, S.A.B. de C.V.
                                                       Office of Real Estate &
Construction
April 25, 2023 Page 6
cc:       Drew Glover, Esq.
FirstName LastName